UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Webzen Inc.
(Name of Issuer)

Common Shares, 500 Won per share
(Title of Class of Securities)

94846M102
(CUSIP Number)

Daelim Acrotel Building 9th Floor 467-6 Dogok-Dong, Kangnam-Gu Seoul, Korea 135-971
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94846M102
1. Names of Reporting Persons. NHN Games Co., Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds OO
5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)
6. Citizenship or Place of Organization Korea, Republic of
Number of Shares Bene-ficially Owned by Each Reporting Person With:	7. Sole Voting Power 3,080,565 Common Shares
8. Shared Voting Power 4,480,535 Common Shares*
9. Sole Dispositive Power 3,080,565 Common Shares
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,535 Common Shares*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.53%
14. Type of Reporting Person (See Instructions) CO

* Beneficial ownership of 1,390,470 Common Shares owned by Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Hyung-Cheol Kim (the “Individuals”) is being reported hereunder because NHN Games Co., Ltd. may be deemed to have formed a group with the Individuals as a result of the arrangement described in this Schedule 13D.  Beneficial ownership of 9,500 Common Shares owned by Chang Keun Kim is being reported hereunder because Chang Keun Kim is currently a director of NHN Games Co., Ltd. and, due to this relationship, his Common Shares may be deemed to be co-hold with NHN Games Co, Ltd.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by NHN Games Co., Ltd. that it is the beneficial owner of any Common Shares owned by the Individuals or Chang Keun Kim for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102
1. Names of Reporting Persons. Nam-Ju Kim
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds OO
5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)
6. Citizenship or Place of Organization Korea, Republic of
Number of Shares Bene-ficially Owned by Each Reporting Person With:	7. Sole Voting Power 554,127 Common Shares
8. Shared Voting Power 4,480,535, Common Shares*
9. Sole Dispositive Power 554,127 Common Shares
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,535 Common Shares*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.53%
14. Type of Reporting Person (See Instructions) IN

* Beneficial ownership of 1,390,470 Common Shares owned by NHN Games Co., Ltd., 836,343 Common Shares collectively owned by Individuals other than Nam-Ju Kim and 9,500 Common Shares owned by Chang Keum Kim is being reported hereunder because NHN Games Co., Ltd. may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and NHN Games Co., Ltd. and Nam-Ju Kim may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Nam-Ju Kim that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102
1. Names of Reporting Persons. Ki-Yong Cho
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds OO
5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)
6. Citizenship or Place of Organization Korea, Republic of
Number of Shares Bene-ficially Owned by Each Reporting Person With:	7. Sole Voting Power 408,809 Common Shares
8. Shared Voting Power 4,480,535 Common Shares*
9. Sole Dispositive Power 408,809 Common Shares
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,535 Common Shares*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.53%
14. Type of Reporting Person (See Instructions) IN

* Beneficial ownership of 3,080,565 Common Shares owned by NHN Games Co., Ltd., 981,661 Com mon Shares collectively owned by Individuals other than Ki-Yong Cho and 9,500 Common Shares owned by Chang Keun Kim is being reported hereunder because NHN Games Co., Ltd.  may be deemed to have beneficial ownership of such shares as a result of the arrangement and relationship described in this Schedule 13D, and NHN Games Co., Ltd. and Ki-Yong Cho may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ki-Yong Cho that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102
1. Names of Reporting Persons. Kil-Saup Song
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds OO
5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)
6. Citizenship or Place of Organization Korea, Republic of
Number of Shares Bene-ficially Owned by Each Reporting Person With:	7. Sole Voting Power 424,134 Common Shares
8. Shared Voting Power 4,480,535 Common Shares*
9. Sole Dispositive Power 424,134 Common Shares
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,535 Common Shares*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.53%
14. Type of Reporting Person (See Instructions) IN

 * Beneficial ownership of 3,080,565 Common Shares owned by NHN Games Co., Ltd., 966,336 Common Shares collectively owned by Individuals other than Kil-Saup Song and 9,500 Common Shares owned by Chang Keun Kim is being reported hereunder because NHN Games Co., Ltd. may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and NHN Games Co., Ltd. and Kil-Saup Song may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Kil-Saup Song that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102
1. Names of Reporting Persons. Chang Keun Kim
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds PF
5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)
6. Citizenship or Place of Organization Korea, Republic of
Number of Shares Bene-ficially Owned by Each Reporting Person With:	7. Sole Voting Power 9,500 Common Shares
8. Shared Voting Power 4,480,535 Common Shares*
9. Sole Dispositive Power 9,500 Common Shares
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,535 Common Shares*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.53%
14. Type of Reporting Person (See Instructions) IN

 * Beneficial ownership of 3,080,565 Common Shares owned by NHN Games Co., Ltd., and 1,390,470 Common Shares collectively owned by the Individuals is being reported hereunder because NHN Games Co., Ltd. may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and NHN Games Co., Ltd. and Chang Keun Kim may be deemed to have formed a group based upon their relationship.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Chang Keun Kim that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102
1. Names of Reporting Persons. Hyung-Cheol Kim
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds OO
5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)
6. Citizenship or Place of Organization Korea, Republic of
Number of Shares Bene-ficially Owned by Each Reporting Person With:	7. Sole Voting Power 3,400 Common Shares
8. Shared Voting Power 4,480,535 Common Shares*
9. Sole Dispositive Power 3,400 Common Shares
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,535 Common Shares*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.53%
14. Type of Reporting Person (See Instructions) IN

* Beneficial ownership of 3,080,565 Common Shares owned by NHN Games Co., Ltd., 1,387,070 Common Shares collectively owned by Individuals other than Hyung-Cheol Kim and 9,500 Common Shares owned by Chang Keun Kim is being reported hereunder because NHN Games Co., Ltd. may be deemed to have beneficial ownership of such shares as a result of the arrangement and relationship described in this Schedule 13D, and NHN Games Co., Ltd. and Hyung-Cheol Kim may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Hyung-Cheol Kim that it is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This Schedule 13D relates to the common shares, par value ~~W~~500 per share, of Webzen, Inc. (the “Common Shares”), a company incorporated with limited liability under the laws of the Republic of Korea (the “Issuer”).  The principal executive office of the Issuer is located at Daelim Acrotel Building 8th Floor 467-6 Dogok-Dong, Kangnam-Gu, Seoul 135-971, Korea.

Item 2. Identity and Background

This Schedule 13D is filed jointly by (i) NHN Games Co., Ltd. (“NHN Games”), (ii) Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Hyung-Cheol Kim (“Individuals”) and (iii) Chang Keun Kim (Chang Keun Kim, together with NHN Games and the Individuals (the “Reporting Persons,”).  A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 6.

Individuals and Chang Keun Kim

Each of the Individuals recently was or currently is a Director and/or a member of the senior management of the Issuer.  Due to this relationship, the Individual Reporting Persons are deemed to co-hold the Common Shares under Article 10-4-3 of the Presidential Decree to the Securities and Exchange Act of Korea.

Chang Keun Kim is currently a director of NHN Games and an Advisor to the Issuer.  Due to this relationship with NHN Games, Chang Keun Kim is deemed to co-hold the Common Shares with NHN Games under Article 10-4-3 of the Presidential Decree to the Securities and Exchange Act of Korea.

Below is the name, business address, present principal occupation or employment and citizenship of each of the Individuals and Chang Keun Kim, as of the date hereof.

Name	Residence or business address	Present principal occupation	Citizenship

Nam-Ju Kim	Daelim Acrotel Building 8th Fl, 467-6 Dogok-Dong Kangnam-Gu, Seoul 135-971, Korea	President, CEO and Director of the Issuer	Korea
Ki-Yong Cho	Joongwon Building 8th Fl, 158-3 Sokchon-Dong Songpa-Gu, Seoul Korea 138-190	CEO of Reloaded Studios Inc.	Korea
Kil-Saup Song	Daelim Acrotel Building 8th Fl, 467-6 Dogok-Dong Kangnam-Gu, Seoul 135-971, Korea	Director of the Issuer	Korea
Chang Keun Kim	6th Fl., 102-Dong I-Park Bundang Bldg., Jeongja-dong, Bundung-gu, Seongnan-si, Gyeonggi-do, Korea	Director of NHN Games and Advisor to the Issuer	Korea
Hyung-Cheol Kim	Daelim Acrotel Building 8th Fl, 467-6 Dogok-Dong Kangnam-Gu, Seoul 135-971, Korea	CFO and Director of the Issuer	Korea

NHN Games

NHN Games is a developer of massively-multiplayer online games (“MMOGs”) and is a subsidiary of NHN Corporation, an operator of Naver, an Internet search engine and an online game portal, based in Korea. The address of the principal office of NHN Games is 6th Fl., 102-Dong I-Park Bundang Bldg., Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea.  NHN Games is a privately owned company and is not listed on any exchanges. Set forth in Schedule A hereto, which is incorporated herein by reference, are the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the directors and senior officers of NHN Games, as of the date hereof.

During the past five years, neither the Individuals, Chang Keun Kim, NHN Games nor, to NHN Games’ knowledge, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither the Individuals, Chang Keun Kim, NHN Games nor, to NHN Games’ knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration

NHN Games obtained its funds for the purchase of Common Shares of Webzen from issuing convertible bonds in the amount of ~~W~~25.5 billion, and taking a loan from Samsung Securities Co., Ltd. in the amount of ~~W~~3.0 billion.  The additional funding in the amount of ~~W~~1.5 billion was from its working capital.  Chang Keun Kim used his personal funds in the amount of ~~W~~86.2 million to purchase the Common Shares of Webzen.

Item 4. Purpose of Transaction

Description of the Transactions

From May 28, 2008 to June 11, 2008, NHN Games purchased 40,592 Common Shares, equivalent to 0.3% of the outstanding Common Shares, on the KOSDAQ market.  The total amount paid by NHN Games for 40,592 shares was ~~W~~500,297,152, or ~~W~~12,325 per share.

On June 11, 2008, NHN Games purchased 821,000 Common Shares, equivalent to 6.3% of the outstanding Common Shares, from Neowave Co., Ltd. through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 821,000 shares was ~~W~~10,262,500,000, or ~~W~~12,500 per share.

On June 11, 2008, NHN Games purchased 343,000 Common Shares from Liveplex Co., Ltd. through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 343,000 shares was ~~W~~4,527,600,000, or ~~W~~13,200 per share.

On June 11, 2008, NHN Games purchased 160,000 Common Shares from Hyunsuk Ko through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 160,000 shares was ~~W~~1,920,000,000, or ~~W~~12,000 per share.

On September 3, 2008, NHN Games purchased 259,152 Common Shares from Nam-Ju Kim through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 259,152 shares was ~~W~~4,664,736,000, or ~~W~~18,000 per share.

On September 3, 2008, NHN Games purchased 191,191 Common Shares from Ki-Yong Cho through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 191,191 shares was ~~W~~3,441,438,000, or ~~W~~18,000 per share.

On September 3, 2008, NHN Games purchased 198,357 Common Shares from Kil-Saup Song through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 198,357 shares was ~~W~~3,570,426,000, or ~~W~~18,000 per share.

On September 3, 2008, NHN Games purchased 797,649 Common Shares from Woori Investment & Securities Co., Ltd. (“Woori I&S”) through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 797,649 shares was ~~W~~14,357,682,000, or ~~W~~18,000 per share.

On September 3, 2008, NHN Games purchased 240,000 Common Shares from Hyo Sik Cho through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 240,000 shares was ~~W~~4,272,000,000, or ~~W~~17,800 per share.

On September 9, 2008, Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim each executed and delivered a power of attorney appointing NHN Games as the attorney-in-fact with full power and authority to act with respect to all matters related to Section 200-2 of the Securities and Exchange Act of Korea, which sets forth the obligation to report beneficial ownership of equity securities of more than 5% of a class of stock listed on Korea Exchange or KOSDAQ.  When NHN Games purchased the Common Stock from the Individuals as set forth above, it had an arrangement (the “Arrangement”) with the Individuals that the Individuals would have a good faith discussion with NHN Games before exercising any voting rights of the Common Stock and that they shall exercise voting rights together in the same direction in accordance with the discussion for matters relating to changing or influencing control of the Issuer, including:

•	elections and dismissals of directors;

•	amendments to the article of incorporation regarding the organization of the Issuer including any change to the board of directors;

•	changes to the capital of the Issuer;

•	approvals of dividend plans;

•	mergers and spin-offs;

•	general share exchanges or stock transfers;

•	transfers or acquisitions of significant business operations;

•	disposals of significant assets; and

•	dissolution of the Issuer.

After the purchase on September 3, 2008, NHN Games became the largest single holder of Common Shares, holding 3,080,565 Common Shares, representing 23.74% of the outstanding Common Shares.  Pursuant to the Arrangement with the Individuals and its relationship with Chang Keun Kim, NHN Games represented 34.53%, or 4,480,535 shares, of the outstanding Common Shares. The Common Shares held by Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim are deemed to be co-held by NHN Games under Article 10-4-3 of the Presidential Decree to the Securities and Exchange Act of Korea.

Purpose

NHN Games has purchased the Common Shares for taking control of the management of the Issuer.  At the extraordinary shareholders’ meeting to be held on October 24, 2008, NHN Games plans to replace all the members of the board of directors of the Issuer (the “Board”) with new members, except Hyung-Cheol Kim who will be in office until 2011.

NHN Games intends to actively and directly control the Board and manage daily operations of the Issuer, and thereby overlooking the business, operations and future plans of the Issuer.  While maintaining its controlling stake in the Issuer, NHN Games intends to review its holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Company.  As part of this ongoing review, NHN Games has engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to its holdings in the Company.

There were no changes to the capitalization or dividend policy, the articles of incorporation, by-laws or any other corporate document in relation to sales of the Common Shares to NHN Games.

Item 5. Interest in Securities of the Issuer

(a)-(b) There were 12,974,000 Common Shares outstanding (including treasury stock) as of the date hereof.

NHN Games individually owns 3,080,565 shares or 23.74% of the outstanding Common Shares.  Due to the Arrangement with the Individuals and the relationship with Chang Keun Kim as described above, NHN Games may be deemed to beneficially own the Common Shares held by Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim for purposes of Rule 13d-3 under the Exchange Act, in which case, his beneficial ownership represents 4,480,535 shares or 34.53% of the outstanding Common Shares.  NHN Games has the sole power to vote and dispose 3,080,565 Common Shares and has the shared power to vote 4,480,535 Common Shares. NHN Games does not have shared power to dispose the Common Shares owned by others.

Each of Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim individually owns 554,127 shares or 4.27% of the outstanding Common Shares, 408,809 shares or 3.15% of the outstanding Common Shares, 424,134 shares or 3.27% of the outstanding Common Shares, 3,400 shares or 0.03% of the outstanding Common Shares and 9,500 shares or 0.07% of the outstanding Common Shares, respectively.  Due to the Arrangement and relationship among the Reporting Persons, NHN Games, the Individuals and Chang Keun Kim may be deemed to have formed a group under Section 13(d)(3) of the Exchange Act, in which case, their beneficial ownership represents 4,480,535 shares or 34.53% of the outstanding Common Shares.  Each of Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim has sole power to vote and dispose the Common Shares they individually own as described above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Individual Reporting Persons that he or it is the beneficial owner of any of the Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Following is the description of transactions in the Common Shares by the Reporting Persons, other than transactions set forth above, that were effected during the past sixty days.

The following table shows the Common Shares purchased by Chang Keun Kim.  All such purchases were effected on the KOSDAQ market.

Date	Amount of Common Shares	Price per Share (Won)	Total Purchase Price
Chang Keun Kim
7/2/2008	370	11,500	4,255,000
7/10/2008	400	10,950	4,380,000

Date	Amount of Common Shares	Price per Share (Won)	Total Purchase Price
Chang Keun Kim
7/10/2008	600	10,750	6,450,000
7/10/2008	730	10,600	7,738,000
8/5/2008	196	9,130	1,789,480
8/5/2008	200	9,150	1,830,000
8/5/2008	200	9,160	1,832,000
8/5/2008	200	9,170	1,834,000
8/7/2008	4	9,150	36,600
8/7/2008	116	9,080	1,053,280
8/26/2008	538	9,200	4,949,600
8/27/2008	146	9,160	1,337,360
8/28/2008	63	9,150	576,450
8/29/2008	137	9,110	1,248,070
9/3/2008	100	9,150	915,000
9/3/2008	300	7,930	2,379,000
9/5/2008	537	8,240	4,424,880
9/5/2008	2,663	8,250	21,969,750
9/5/2008	500	8,400	4,200,000
9/5/2008	33	8,690	286,770
9/5/2008	1,467	8,700	12,762,900

For the description of Common Share purchased by NHN Games, see “Item 4. Purpose of Transaction.”

(d) Not applicable.

(e) On July 11, 2008, Yong-Seo Choi ceased to be the beneficial owner of more than five percent of the Common Shares as he withdrew from being a member of the Board.  On September 3, 2008, Woori I&S ceased to be the beneficial owner of more than five percent of the Common Shares as they sold all of its Common Shares to NHN Games.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see Item 4.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Power of Attorney dated September 9, 2008 executed by Nam-Ju Kim

2	Power of Attorney dated September 9, 2008 executed by Ki-Yong Cho.

3	Power of Attorney dated September 9, 2008 executed by Kil-Saup Song.

4	Power of Attorney dated September 9, 2008 executed by Hyung-Cheol Kim.

5	Power of Attorney dated September 9, 2008 executed by Chang Keun Kim.

Exhibit Number	Exhibit Name

6	Joint Filing Agreement among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2008
(Date)
NHN Games Co., Ltd. /s/ Byoung Gwan Kim
(Signature)

Byoung Gwan Kim / CEO
(Name/Title)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2008
(Date)

/s/ Nam-Ju Kim
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2008
(Date)

/s/ Ki-Yong Cho
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2008
(Date)

/s/ Kil-Saup Song
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2008
(Date)

/s/ Chang Keun Kim
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2008
(Date)

/s/ Hyung-Cheol Kim
(Signature)

Schedule A

DIRECTORS AND SENIOR EXECUTIVE OFFICERS OF NHN GAMES

The following is a list of the directors and senior executive officers of NHN Games, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Each director and officer is a citizen of the Republic of Korea and the business address for each director and officer is 6th Fl., 102-Dong I-Park Bundang Bldg., Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea.

Name	Present principal occupation

Byoung Gwan Kim	President, CEO and Director of NHN Games

Heo Hong	Director of NHN Games; CFO of NHN Corporation

Changkeun Kim	Director of NHN Games; Chief Director of Game Strategy & Planning Division, NHN Corporation
Sir Goo Lee	Auditor of NHN Games; Chief Director of Judicial Group, NHN Corporation